UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

(Amendment No. 2)*

NOAH EDUCATION HOLDINGS, LTD

(Name of Issuer)

AMERICAN DEPOSITARY SHARES representing ORDINARY SHARES

 (Title of Class of Securities)

65487R303

 (CUSIP Number)

February 24, 2010

 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65487R303	SCHEDULE 13G	Page 2 of 5 Pages

1.		NAMES OF REPORTING PERSONS: Lehman Brothers Bankhaus AG (i. Ins.)
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

CUSIP No. 65487R303	SCHEDULE 13G	Page 3 of 5 Pages

Explanatory Statement

This Amendment No. 2 amends the initial statement filed on Schedule 13G by Lehman Brothers Bankhaus AG (i. Ins.) (“Filer”) with the Securities and Exchange Commission (“Commission”) on October 23, 2009 with respect to the securities that are the subject of this Schedule 13G (“Securities”), as amended by Amendment No. 1 filed on January 22, 2010.

As of February 24, 2010, the Filer no longer holds any shares of the Securities.

Item 1(a).	Name of Issuer:

Noah Education Holdings Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

10th Floor B Building
Futian Tian’an Hi-Tech Venture Park
Futian District, Shenzhen
Guangdong Province, People’s Republic of China

Item 2(a).	Name of Person Filing:

Lehman Brothers Bankhaus AG (i. Ins.)

Item 2(b).	Address or Principal Business Office, or, if None, Residence:

Rathenauplatz 1
60313 Frankfurt am Main
Germany

Item 2(c).	Citizenship:

Germany

Item 2(d).	Title of Class of Securities:

American Depositary Shares, each representing one ordinary share, par value $0.00005 per share

Item 2(e).	CUSIP No.:

65487R303

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(j)           ☒ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

CUSIP No. 65487R303	SCHEDULE 13G	Page 4 of 5 Pages

Item 4.	Ownership.

(a) Amount Beneficially Owned	0
(b) Percent of Class	0.0%
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote	0
(ii) shared power to vote or to direct the vote	0
(iii) sole power to dispose or to direct disposition of	0
(iv) shared power to dispose or to direct disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 65487R303	SCHEDULE 13G	Page 5 of 5 Pages

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Lehman Brothers Bankhaus AG (i. Ins.) is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s).  I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 1, 2010
(Date)

LEHMAN BROTHERS BANKHAUS AG (I. INS.)

By:	/s/ Helmut Olivier
Name: Mr. Helmut Olivier
Title: Chairman